EXHIBIT 99.5

PRESS RELEASE

United States: TotalEnergies and Qnergy

deploy an innovative technology

to reduce methane emissions on the Barnett field

Paris, 11 October 2021 – As part of its effort for continuous progress and sustainable development, TotalEnergies announces deployment of an innovative technology developed by Qnergy, to significantly reduce methane emissions related to its operations on the Barnett gas field in the United States.

An innovative and efficient technology

The solution proposed by Qnergy uses a technology allowing to convert methane powered instrumentation to compressed air powered instrumentation, thus eliminating the release of methane to the atmosphere during the process.

During a successful pilot project at the Barnett site in March 2021, Qnergy’s technology proved to be reliable, simple to install and easy to operate, allowing to eliminate up to 98% of the methane venting emissions related to instruments using natural gas.

Following successful additional tests, TotalEnergies has decided to install this new technology by deploying 100 units on the Barnett field in 2021 and 2022. The deployment of 300 additional units throughout the field will reduce methane venting emissions from pneumatic devices by approximately 7,000 tons a year by end 2024.

From now on, new developments on the Barnett field and across the Company will be designed without instruments using natural gas.

“To fully play its role in the energy transition, notably as a substitute for coal, the integrated natural gas chain must limit its methane emissions as much as possible. We have successfully demonstrated the effectiveness of Qnergy’s technology on the Barnett field. By immediately deploying this technology on our US onshore operations, we are actively demonstrating our commitment to reducing our own methane emissions by 20% between 2020 and 2025,” said Carole Le Gall, Senior Vice President Sustainability & Climate at TotalEnergies.

Ory Zik, CEO of Qnergy, declared: “We are thrilled to support TotalEnergies’ global effort to eliminate methane emissions from the natural gas supply chain. This 100-unit deployment is one of the largest projects in the pneumatic devices sector. It marks the beginning of a new scale of emission mitigation across this sector.”

Reducing methane emissions is a priority for TotalEnergies

TotalEnergies’ performance in reducing methane emissions is one of the best in the industry. The company has cut its emissions by close to 50% since 2010, through actions focused on different sources – such as flaring, venting and fugitive emissions – and by complying with stringent design standards for new projects to ensure that methane emissions are close to zero. The Company has already reduced routine flaring by more than 90% since 2010 and has pledged to eliminate the practice by 2030.

TotalEnergies’ achieved to lower the methane emissions intensity of its operated gas facilities to below 0.1% in 2020. The Company has now set an objective of a further 20% reduction of absolute methane emissions from its operated oil and gas assets in 2025 compared to 2020.

In November 2020, TotalEnergies signed onto a second phase of the United Nations Environment Programme’s Oil and Gas Methane Partnership (OGMP 2.0), supporting a broader, more ambitious reporting framework extended to cover the entire gas value chain and non-operated assets. The Company is also a signatory of the Methane Guiding Principles.

TotalEnergies is a founding member of the Oil and Gas Climate Initiative (OGCI), a $1 billion climate fund that has also invested in Qnergy.

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About TotalEnergies

TotalEnergies is a broad energy company that produces and markets energies on a global scale : oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l   @TotalEnergiesPR

Investor Relations: +44 (0)207 719 7962 l ir@totalenergies.com

About Qnergy

Qnergy provides power solutions that work reliably with a broad range of heat sources including raw natural gas and biogas. Qnergy’s Stirling engines are enclosed, frictionless external combustion systems that require no lubrication, oil-change or repair and are capable of delivering tens of thousands of hours of uninterrupted operation. Qnergy leverages it’s reliable off-grid power to drive air compressors that help the natural gas industry eliminate methane emission from pneumatic devices

Qnergy Contacts

Ory Zik: +1 617 9433215 | ory.zik@qnergy.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TotalEnergies SE directly or indirectly owns investments are separate legal entities. TotalEnergies SE has no liability for their acts or omissions. The terms “Company” or “TotalEnergies company” refer collectively to the company TotalEnergies SE and the companies it controls directly or indirectly. Such terms are used solely for the sake of convenience for purposes of the present communication. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.